Exhibit 99.1

Alexco Intersects 4.3 Meters (True Width) of 3,605 Grams Per Tonne Silver at Bermingham, Completes Underground Infill/Exploration Drill Program

VANCOUVER, Sept. 17, 2018 /CNW/ - Alexco Resource Corp. (NYSE American:AXU) (TSX:AXR) today released results from fifteen drill holes which essentially completes the 2018 resource infill and extension drilling campaign at the high grade Bermingham deposit in the Keno Hill Silver District in Canada's Yukon Territory. The existing Bermingham resource comprises an indicated 858,000 tonnes averaging 628 grams per tonne ("g/t") silver ("Ag"), containing 17.3 million indicated ounces of silver. A total of approximately 8,600 meters ("m") of underground and surface drilling was completed at Bermingham in 2018. Results from this work will be included in an updated Bermingham resource estimate to be completed prior to month end.

Highlights

In the 2018 program, 24 holes were completed underground from the Bermingham exploration decline and 12 holes completed from surface for a total of  8,582 m of HQ diamond core drilling that includes five holes (620 m) that were abandoned, and three holes for which assays are not yet available. This release summarizes the results from eleven underground and four surface drill holes completed for 4,243 m for which assays are available. Overall, the drill holes were designed primarily to provide infill intercepts at spacings of 10 – 15 m centers in order to demonstrate geological and grade continuity in the upper levels of the planned mine development on the high-grade Bear Vein indicated resource, and to also intersect adjacent sub-parallel mineralized vein sets to extend the current resource.

These most recent results continue to confirm continuity of significant high grade silver mineralization in each of the main mineralized vein zones as follows:

  Intercepts on the Bear Vein included 4.29 m true width at 3,605 g/t (115.91 ounces per tonne ("oz/t")) Ag in hole BMUG18-018; 5.99 m true width at 1,013 g/t (32.56 oz/t) Ag in hole BMUG18-022; and 0.98 m true width at 6,952 g/t (223.52 oz/t) Ag in hole K-18-0702;
  Intercepts on the Bermingham Footwall Vein included 3.96 m true width at 3,348 g/t (107.64 oz/t) Ag in hole BMUG18-016, and 2.27 m true width at 4,480 g/t (144.03 oz/t) Ag in hole K-18-0702;
  Intercepts in the Bermingham Main Vein included 4.10 m true width at 1,575 g/t (50.65 oz/t) Ag in hole BMUG18-019; and
  Intercepts on the West Dipping Vein set included 1.37 m true width at 1,372 g/t (44.12 oz/t) Ag in hole BMUG18-016, 2.49 m true width at 1,253 g/t (40.27 oz/t) Ag in hole BMUG18-017, and 1.32 m true width at 1,982 g/t (63.73 oz/t) Ag in hole BMUG-024.

Alexco Chairman and CEO Clynt Nauman commented, "These results serve to reconfirm our confidence in the continuity and tenor of silver mineralization in what now appears to be one of the larger silver mineralizing systems in the Keno Hill Silver District. With these results in hand, we will immediately update the Bermingham deposit resource estimate, while also anticipating that the 2018 closer spaced drilling may result in some of the Indicated Resource  converting to Reserves in our upcoming prefeasibility study scheduled for release in October."

Drill Composite Assay Interval Highlights

BMUG18-016	11.16 m interval (8.03 m true width) from 214.64 m at 1,775 g/t (57.1 oz/t) Ag, 4.48% lead ("Pb"), 2.43% zinc ("Zn"); that includes the 5.51 m interval (3.96 m true width) from 214.64 m at 3,348 g/t (107.6 oz/t), 8.53% Pb, 4.51% Zn.

BMUG18-018	6.17 m interval (4.29 m true width) from 112.5 m at 3,605 g/t (115.9 oz/t) Ag, 13.63% Pb, 2.48% Zn.

BMUG18-019	6.97 m interval (4.10 m true width) from 211.55 m at 1,575 g/t (50.65 oz/t) Ag, 2.71% Pb, 1.68% Zn.

BMUG18-022	12.35 m interval (5.99 m true width) from 155.65 m at 1,013 g/t (32.56 oz/t) Ag, 3.76% Pb, 1.36% Zn.

K-18-0702	7.67 m interval (4.51 m true width) from 316.15 m at 1,496 g/t (48.09 oz/t) Ag, 6.38% Pb, 2.03% Zn; and 7.37 m (4.33 m true width) from 328.45 m at 2,421 g/t (77.84 oz/t) Ag, 6.67% Pb, 5.42% Zn.

BMUG18-023	5.43 m interval (4.03 m true width) from 207.57 m at 3,784 g/t (121.66 oz/t) Ag, 1.67% Pb, 2.97% Zn.

Details of the drill holes are shown in Table 1. Composite assay grades and intervals, calculated at a 30 g/t Ag cutoff restricted to include a maximum of two meters unmineralized dilution, used to identify the mineralized zones are shown in Table 2.

Notes

The 2018 exploration drill program and sampling protocol has been reviewed, verified and compiled by Alexco's geologic staff under the supervision of Alan McOnie, Vice President, Exploration for Alexco and a Qualified Person as defined by National Instrument 43-101 ("NI 43-101"). A rigorous quality control and quality assurance protocol is used on the project, including blank, duplicate and standard reference samples in each batch of 20 samples deliver to the assay lab.  Drill core samples were direct shipped to ALS Minerals Lab at Whitehorse, Yukon for preparation, and to the ALS Minerals facility in North Vancouver, British Columbia for fire assay, multi-element ICP and overlimit analyses.

The disclosure of all other scientific and technical information contained in this news release regarding projects on Alexco's mineral properties have been reviewed and approved by Mr. Alan McOnie, FAusIMM, Alexco's Vice President, Exploration, who is a Qualified Person as defined by NI 43-101 – Standards of Disclosure for Mineral Projects.

About Alexco

Alexco owns the majority of the historic high-grade Keno Hill Silver District in Canada's Yukon Territory as detailed in its preliminary economic assessment (the "PEA") entitled "Preliminary Economic Assessment of the Keno Hill Silver District Project, Yukon, Canada", which is dated March 29, 2017, with an effective date of January 3, 2017, which anticipates the sequential development of four high grade silver deposits over an eight year mine life producing more than one million tonnes with an average grade of 843 grams per tonne silver, 3.3% lead and 4.6% zinc. Silver production is anticipated to be approximately 3.5 million ounces per year. The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Alexco also operates a wholly-owned subsidiary business, Alexco Environmental Group, that provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients in North America and elsewhere.

Please visit the Alexco website at www.alexcoresource.com

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning Alexco's anticipated results and developments in Alexco's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release.  Forward looking statements may include, but are not limited to, statements with respect to the future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, the assumption that Alexco will be able to raise additional capital as necessary, that the proposed exploration and development will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

APPENDICES

Table 1 - Drill Hole Details

Hole	Easting	Northing	Elevation (m)	Collar Azimuth	Collar Inclination	Length (m)	Date Completed
BMUG18-014	479022.43	7086942.453	1163.422	134.0	-32.0	302.00	25/06/18
BMUG18-016	479022.388	7086942.523	1163.466	139.5	-26.0	255.00	7/07/18
BMUG18-017	479025.797	7086928.39	1161.188	146.5	-31.0	241.50	5/07/18
BMUG18-018	479026.346	7086929.137	1161.453	137.5	-24.0	243.00	16/07/18
BMUG18-019	479022.517	7086942.561	1163.529	133.0	-24.0	231.00	19/07/18
BMUG18-021	479022.484	7086942.549	1163.617	135.0	-18.0	184.50	27/07/18
BMUG18-022	479025.52	7086928.273	1161.371	148.5	-34.5	255.00	3/08/18
BMUG18-023	479022.616	7086942.449	1163.129	131.0	-29.5	246.00	6/08/18
BMUG18-024	479026.675	7086929.03	1161.357	130.0	-25.5	157.50	8/08/18
BMUG18-025	479022.746	7086942.607	1162.786	141.0	-36.0	208.50	18/08/18
BMUG18-026	479026.56	7086929.221	1161.235	130.5	-33.0	265.50	26/08/18
K-18-0699	479190.799	7086682.152	1354.479	312.0	-75.0	411.50	21/07/18
K-18-0702	479191.0202	7086683.201	1354.633	321.0	-72.5	401.00	30/07/18
K-18-0703	479191.7304	7086682.102	1354.685	327.0	-79.0	422.15	7/08/18
K-18-0704	479192.3904	7086682.866	1354.574	350.0	-71.0	419.00	16/08/18

Figure 1 – Drill Hole Locations (CNW Group/Alexco Resource Corp.)

Table 2 - Assay Composites

Hole		From (m)	To (m)	Interval (m)	Est True Width (m)[1]	Ag (g/t)	Ag (oz/t)	Pb (%)	Zn (%)	Au (g/t)	Vein[2]
BMUG18-014		136.63	145.50	8.87	5.21	144	4.62	0.39	1.19	0.17	BR
	Including	136.63	136.95	0.32	0.19	1,190	38.26	2.71	1.69	0.15
		148.05	161.90	13.85	10.45	152	4.90	0.43	0.80	0.12	WD
	Including	153.07	153.65	0.58	0.44	1,500	48.23	1.82	1.17	0.79
		245.20	245.85	0.65	0.43	250	8.04	0.13	0.02	0.21	BM FW
		264.00	264.30	0.30	0.23	3,860	124.10	15.95	0.52	0.30	BM FW Splay
		289.35	297.00	7.65	3.23	885	28.44	1.69	2.13	0.24	BM
	Including	292.50	295.50	3.00	1.27	2,142	68.85	3.64	4.58	0.43

BMUG18-016		124.07	126.95	2.88	1.81	53	1.71	0.38	0.22	0.14	BR splay
		129.37	130.24	0.87	0.55	4,203	135.12	1.26	1.27	0.47	BR
	Including	129.87	130.24	0.37	0.23	9,830	316.04	2.75	2.50	1.12
		136.50	137.45	0.95	0.60	69	2.22	0.14	1.86	0.13	BR splay
		140.83	142.24	1.41	0.89	41	1.32	0.09	0.87	0.01	BR splay
		163.10	165.00	1.90	1.37	1,372	44.12	1.63	0.69	0.08	WD
		168.00	170.10	2.10	1.51	1,060	34.09	7.95	3.74	0.06	WD splay
	Including	169.20	170.10	0.90	0.65	2,430	78.13	18.45	8.34	0.16
		210.00	210.37	0.37	0.27	1,220	39.22	3.26	0.14	0.15	BM FW splay
		214.64	225.80	11.16	8.03	1,775	57.08	4.48	2.43	0.19	BM FW
	Including	214.64	220.15	5.51	3.96	3,348	107.64	8.53	4.51	0.37
	And	222.33	223.05	0.72	0.52	843	27.10	0.55	0.32	0.06
		229.26	235.58	6.32	6.16	629	20.24	2.73	1.07	0.10	WD2
	Including	229.26	234.75	5.49	5.35	717	23.05	3.06	1.16	0.10
		238.50	246.00	7.50	7.31	43	1.39	0.25	0.63	0.03	WD2 splay

BMUG18-017		138.28	140.92	2.64	1.44	508	16.34	1.16	0.79	0.09	BR
	Including	140.40	140.92	0.52	0.28	2,340	75.23	5.47	3.14	0.27
		145.50	145.87	0.37	0.20	46	1.49	0.33	0.37	0.50	BR splay
		164.21	168.16	3.95	2.49	1,253	40.27	0.18	4.80	0.15	WD
	Including	165.84	168.16	2.32	1.46	2,084	67.00	0.25	7.19	0.26
		213.85	215.03	1.18	0.85	2,743	88.18	2.50	4.03	0.18	BM FW
	Including	214.20	215.03	0.83	0.60	3,860	124.10	3.29	1.66	0.25
		217.68	221.55	3.87	2.78	1,052	33.82	0.90	2.13	0.10	BM FW
		224.40	229.50	5.10	4.79	512	16.47	2.85	3.75	0.06	WD2
	Including	226.50	228.65	2.15	2.02	1,036	33.31	5.17	6.96	0.11

BMUG18-018		112.50	118.67	6.17	4.29	3,605	115.91	13.63	2.48	0.24	BR
		189.00	191.56	2.56	1.87	301	9.67	0.89	0.40	0.04	WD
	Including	189.00	189.60	0.60	0.47	694	22.31	0.54	0.38	0.07
		195.00	196.60	1.60	1.26	666	21.42	0.76	1.10	0.05	FW
		204.55	207.00	2.45	1.37	975	31.34	0.98	1.64	0.06	BM FW splay
	Including	206.25	206.60	0.35	0.20	6,680	214.77	5.43	5.40	0.34
		209.78	216.85	7.07	3.95	382	12.29	0.85	1.07	0.09	BM
	Including	209.78	210.22	0.44	0.25	526	16.91	1.94	0.28	0.03
	And	213.00	216.85	3.85	2.15	468	15.04	1.02	1.46	0.14

BMUG18-019		114.70	115.57	0.87	0.64	691	22.21	4.17	0.18	0.08	BR
	Including	115.25	115.57	0.32	0.23	1,765	56.75	10.95	0.17	0.17
		126.00	130.20	4.20	3.07	1,338	43.03	1.06	3.66	0.09	BR splay
		138.35	138.65	0.30	0.23	961	30.90	2.08	0.25	0.10	WD splay
		148.68	149.05	0.37	0.29	541	17.39	0.14	1.70	0.15	WD
		200.65	202.50	1.85	1.44	90	2.89	0.07	0.18	0.02	BM FW
		211.55	218.52	6.97	4.10	1,575	50.65	2.71	1.68	0.16	BM
	Including	211.55	212.45	0.90	0.53	741	23.82	0.47	0.29	0.04
	And	216.95	218.52	1.57	0.92	6,476	208.21	11.18	6.46	0.66
		221.20	222.00	0.80	0.47	47	1.51	0.36	0.09	0.01	BM splay

BMUG18-021		103.50	104.15	0.65	0.52	530	17.04	2.69	1.49	0.04
		109.50	113.77	4.27	3.41	360	11.56	1.08	0.77	0.01	BR
	Including	113.06	113.27	0.21	0.17	3,610	116.06	2.45	2.81	0.12
		118.50	119.37	0.87	0.69	63	2.03	0.21	0.64	0.01	BR splay
		123.18	124.65	1.47	1.17	247	7.94	0.06	0.98	0.01	BR splay
	Including	123.18	123.87	0.69	0.55	429	13.79	0.10	1.82	0.03
		169.50	170.05	0.55	0.38	263	8.46	2.61	0.09	0.03	BM splay

BMUG18-022		155.65	168.00	12.35	5.99	1,013	32.56	3.76	1.36	0.15	BR
	Including	160.50	165.08	4.58	2.22	2,584	83.08	9.34	2.96	0.34
		231.80	240.30	8.50	5.58	754	24.23	2.34	2.49	0.22	BM FW
	Including	231.80	239.22	7.42	4.87	828	26.63	2.51	2.39	0.21
		243.00	245.42	2.42	1.59	191	6.14	0.48	0.37	0.05	BM FW splay

BMUG18-023		117.75	123.50	5.75	4.07	338	10.85	1.11	1.01	0.06	BR
	Including	117.75	119.09	1.34	0.95	1,231	39.58	3.83	2.82	0.20
		127.62	131.15	3.53	2.50	65	2.10	0.65	0.74	0.02	BR splay
		150.95	151.80	0.85	0.68	147	4.73	0.84	0.41	0.01	WD splay
		153.80	154.65	0.85	0.68	146	4.69	0.08	1.21	0.02	WD splay
		207.57	213.00	5.43	4.03	3,784	121.66	1.67	2.97	0.08	BM FW
	Including	208.30	211.16	2.86	2.13	7,122	228.96	3.04	4.97	0.31
		224.49	225.83	1.34	0.99	79	2.54	0.21	0.17
		229.50	231.00	1.50	0.82	336	10.79	0.41	0.75	0.20

BMUG18-024		103.79	106.65	2.86	2.11	563	18.11	0.42	0.17	0.06	BR
	Including	103.79	105.00	1.21	0.89	1,241	39.90	0.48	0.12	0.10
		111.82	117.00	5.18	3.82	50	1.61	0.04	0.48	0.03	BR splay
		121.39	122.45	1.06	0.78	73		0.04	1.06	0.07	BR splay
		127.00	127.95	0.95	0.70	70	2.24	0.16	0.83	0.06	BR splay
		136.50	138.11	1.61	1.32	1,982	63.73	2.63	2.16	0.20	WD
	Including	137.80	138.11	0.31	0.25	9,940	319.58	13.05	11.10	0.96

BMUG18-025		153.00	163.06	10.06	5.48	879	28.27	0.92	0.59	0.19	BR
	Including	153.90	155.45	1.55	0.84	2,818	90.60	1.65	0.43	0.70
	And	158.94	159.25	0.31	0.23	11,721	376.82	7.71	0.01	0.61
		168.56	169.23	0.67	0.49	2,824	90.81	0.71	0.04	0.18	WD splay
	Including	168.56	169.23	0.67	0.49	2,824	90.81	0.71	0.04	0.18

BMUG18-026		117.35	139.44	22.09	13.29	501	16.11	1.94	1.39	0.16	BR
	Including	117.35	119.75	2.40	1.44	1,650	53.05	5.00	3.22	0.51
	And	122.05	122.51	0.46	0.28	1,100	35.37	2.72	1.68	0.10
	And	129.33	133.50	4.17	3.57	886	28.49	3.59	2.87	0.12
	And	136.73	138.23	1.50	1.29	980	31.50	5.41	1.94	0.45
		153.76	158.36	4.60	3.98	53	1.70	0.14	0.66	0.02	WD splay
		232.50	239.72	7.22	4.24	300	9.65	1.38	0.69	0.14	BM FW
	Including	232.50	233.03	0.53	0.31	808	25.98	2.05	2.54	0.16
	And	235.50	236.20	0.70	0.41	933	29.99	4.44	0.65	0.13

K-18-0699		356.52	363.57	7.05	3.74	242	7.79	0.86	0.95	0.07	BM FW
	Including	361.08	363.57	2.49	1.32	576	18.53	1.99	1.81	0.08

K-18-0702		290.98	292.22	1.24	0.83	131	4.21	0.16	0.07	0.29	BM
		295.40	298.90	3.50	2.34	104	3.36	0.30	0.32	0.18	BM
		309.45	323.82	14.37	8.45	974	31.30	3.56	1.75	0.10	BM FW
	Including	312.15	312.75	0.60	0.35	3,590	115.42	2.56	13.05	0.39
	And	316.15	323.82	7.67	4.51	1,496	48.09	6.38	2.03	0.14
		328.45	335.82	7.37	4.33	2,421	77.84	6.67	5.42	0.33	BM FW
	Including	330.83	334.70	3.87	2.27	4,480	144.03	11.55	9.76	0.52
		383.32	385.40	2.08	0.98	6,952	223.52	17.13	0.20	0.68	BR
	Including	383.32	384.81	1.49	0.70	9,675	311.07	23.84	0.21	0.94

K-18-0704		335.25	338.00	2.75	1.54	750	24.12	2.10	0.68	0.17	BM
	Including	335.25	335.77	0.52	0.29	3,820	122.82	10.30	2.41	0.60
		361.25	366.50	5.25	2.70	505	16.25	3.53	0.74	0.11	BM FW
	Including	361.25	365.95	4.70	2.42	559	17.96	3.91	0.75	0.13
		369.70	370.05	0.35	0.18	969	31.15	2.86	0.62	0.08	BM FW splay
		375.55	382.75	7.20	3.71	505	16.24	1.03	2.15	0.02	BM FW splay
	Including	375.55	377.29	1.74	0.90	1,974	63.46	3.57	7.77	0.20
		399.20	400.76	1.56	0.81	127	4.08	0.27	0.16	0.06	BM FW splay
		406.55	408.43	1.88	0.64	641	20.60	3.13	0.60	0.12	BR
	Including	406.55	407.45	0.90	0.31	1,295	41.64	6.50	1.13	0.23

Table 2	Bermingham Assay Composites
Calculated at 30 g/t Ag cut-off with a maximum of two metres unmineralized internal dilution.
Calculated at 400 g/t Ag cut-off with a maximum of two metres unmineralized internal dilution.
Greater than 100 oz/t (3,110 g/t) Ag

[1]	Estimated True Width from modelled vein attitude and drill hole intercept orientation.
[2]	Correlated Vein : BM = Bermingham, BM FW = Bermingham Footwall Vein, BR = Bear Vein, WD = West Dipping Vein.

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SOURCE Alexco Resource Corp.

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For further information: Clynton R. Nauman, Executive Chairman and Chief Executive Officer, Lisa May, Director of Investor Relations, Phone: (778) 945-6577, Email: lmay@alexcoresource.com

CO: Alexco Resource Corp.

CNW 07:00e 17-SEP-18